Exhibit 4.3

Strictly Private & Confidential [FULL NAME] [ADDRESS] [ADDRESS] [ADDRESS]	PRUDENTIAL PLC 1 ANGEL COURT LONDON EC2R 7AG www.prudentialplc.com

Dear

PRUDENTIAL PLC - LETTER OF APPOINTMENT AS CHAIR

I am delighted to confirm that the Board of Prudential plc (the ‘Company’) has agreed to appoint you as Chair and Chair of the Nomination & Governance Committee with effect from 1 January 2021.  This letter supersedes your previous letter of appointment dated 21 April 2020 and sets out the main terms of your appointment.  It is agreed that this is a contract for services subject to the Company’s Articles of Association as amended from time to time, and does not constitute a contract of employment.

1.              Appointment and Tenure

Your appointment as Non-executive Director and Chair remains subject to annual re-election by shareholders and any relevant regulatory approvals that may apply from time to time.

Continuation of your appointment will be contingent on satisfactory performance, in addition to re-election at forthcoming AGMs, and on any provisions relating to the removal of Directors, including any provisions set out in this letter and any additional provisions, both statutory and those contained in the Articles of Association.

Non-executive Directors are appointed on the understanding that they serve an initial term of three years and, subject to review by the Nomination & Governance Committee, a second term of three years.  After six years of service, Non-executive Directors may be appointed for a further year, up to a maximum tenure of nine years from initial appointment, subject to annual review by the Nomination & Governance Committee.  Good governance does not support the practice of serving longer than nine years on the Board as a Non-executive Director, including as Chair.  Your maximum tenure and relevant milestones are as follows:

Date of appointment	End of first three-year term	End of second three-year term	End of additional one-year terms (maximum of three terms)	Notice period
May 2020	May 2023	May 2026	May 2027 May 2028 May 2029	12 months

Prudential plc, 1 Angel Court, London, EC2R 7AG.

Incorporated and registered in England and Wales. Registered Office as above. Registered number 1397169.
Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.

If you are not confirmed by the Nomination & Governance Committee to be a suitable candidate for re-election by shareholders, or you are not re-elected by shareholders, or you are retired from office under the Company’s Articles of Association or any other statutory provisions or the terms of this letter, your appointment shall terminate automatically with immediate effect.

2.              Fees, Shareholding and Dealing

2.1  Fees

You will be entitled to a fee for your services as Non-Executive Director and Chair of £765,000 per annum.  No additional fees will be paid for any other duties you may perform as a Director of Prudential or any other company within the Prudential group.

This fee will be reviewed with effect from 1 July 2021 and annually thereafter.  All fees are payable monthly in arrears, net of any tax and National Insurance contributions which the Company is required to deduct.

As Chair, you will not be entitled to participate in any of the Group’s executive remuneration programmes or pension arrangements.

2.2       Shareholding

You are required to hold 2,500 qualification shares in Prudential plc, which must be purchased within a year of your initial election by shareholders and must be retained during the tenure of your office.

I would also like to make you aware of the Board’s shareholding guidelines.  As Chair, you will be required to hold shares with a value equivalent to one times your annual fee and you will be expected to attain this level of share ownership within five years of the date of your appointment as Chair.

I include details of these requirements for your reference but am aware that you currently hold shares with a value in excess of these levels.

2.3       Share Dealing

During your term in office you are a person discharging managerial responsibility under the Market Abuse Regulation, and are subject to Prudential’s PDMR Dealing Rules, which can be found in the Board Reading Room on your iPad and are available from Group Secretariat on request.  The rules incorporate all relevant obligations arising from the Company’s listing in HK and the UK, as well as other relevant legislation.  These are updated as required to reflect changes in legislation and regulations, and will provide you with the necessary guidance on the steps you need to take and other considerations relating to securities dealings.

If you have any questions on this please consult with the Company Secretary.

3.              Duties, Committees and Time Commitment

3.1 Duties

Your duties as Chair will be assigned to you by the Board and will be consistent with the Terms of Reference for the role of Chair as approved by the Board. These Terms of Reference are regularly reviewed and refreshed.

As a Non-executive Chair, you shall have the same general legal responsibilities to the Company as any other Director.  You are expected to perform your duties (whether statutory, fiduciary or common law) faithfully, diligently and to a standard commensurate with the functions of your role and your knowledge, skills and experience.

The Board as a whole is collectively responsible for the success of the Company.  As a Director, you owe a fiduciary duty to the Company, which includes an obligation not to do anything that might bring it into disrepute.  All Directors must act with integrity, lead by example and promote the culture desired by the Board.

A summary of responsibilities of Directors as applicable to the Company under current legislation is available in the Board Reading Room.

In addition to these general requirements of all Directors, the role of the Non-executive Director has the following key elements:

•                        Strategy.  Non-executive Directors should constructively challenge, offer specialist advice and help develop proposals on strategy.

•                        Performance.  Non-executive Directors should scrutinise and hold to account the performance of management and individual Executive Directors against agreed objectives and monitor the reporting of performance.  This is achieved both at the Board and on a more individual level through the Remuneration Committee.

•                        Risk.  Non-executive Directors should satisfy themselves of the integrity of financial information and that financial controls and systems of risk management are robust and defensible.  This is achieved by escalating key issues to the Board either directly or via the Audit Committee.  The Group Risk Committee also has an important role in this context.

•                        People.  Non-executive Directors have a prime role in appointing, and where necessary removing, Executive Directors and in succession planning.  In addition, they are responsible for determining appropriate levels of remuneration for Executive Directors.  This business is mainly conducted via the Nomination & Governance Committee and the Remuneration Committee.  Non-executive Directors also have a prime role in upholding high standards of integrity and probity and in supporting the other Directors in instilling the appropriate culture, values and behaviours in the boardroom and beyond.

Prudential plc is a holding company, some of whose subsidiaries are authorised and regulated, as applicable, by the Hong Kong Insurance Authority and other regulatory authorities.  Directors are periodically briefed on their obligations arising from regulatory requirements.

3.2 Committees

With effect from 1 January 2021, you will also be appointed as Chair of the Nomination & Governance Committee.  You will continue to be invited to attend meetings of the Audit, Risk and Remuneration Committees in your capacity as Chair.

3.3 Time Commitment

You will be expected to devote such time as is necessary for the proper performance of your duties.  We would anticipate a time commitment of approximately three to four days per week.  We currently schedule six Board meetings per year, and three of those are usually held in Hong Kong.  In addition, the Board holds a two-day Board Strategy Day and visits to a major Business Unit in Asia are scheduled around at least one of the Board meetings held in Hong Kong.

You may be required to devote additional time to the Company in respect of preparation time and ad hoc matters which may arise and particularly when the Company is undergoing a period of increased activity, which could include additional meetings of the Board and Board Committees or shareholder meetings.

4.              Benefits and Facilities

Please note that the arrangements and benefits described in this section are subject to periodic review by the Remuneration Committee.  You will be responsible for any tax or National Insurance contributions due on the benefits provided to you.

4.1 Car and Office Facilities

The use of a chauffeur driven car will be made available to you.

You will be provided with an office and administrative support at the Company’s Head Office at Angel Court as your principal place of work.

Both of these facilities will be provided on a full-time basis to cover all your commitments including those outside Prudential.

4.2 Life Assurance

The Company will provide life assurance cover of four times your annual fee plus an additional sum of four times your annual fee which would be used to purchase an annuity for any financial dependants. These benefits are subject to medical underwriting.

4.3 Medical Cover

The Company will arrange appropriate cover under the terms of its medical insurance scheme (subject to the rules of that scheme from time to time) to provide private health care for you, your spouse or cohabiting partner and any dependent children under 21 years of age.  The Company reserves the right to request you to undergo a medical examination as a condition of providing cover.

5.              Expenses

Directors are entitled to claim for business related expenses properly incurred by them in connection with their attendance at meetings of the Board or Committees of the Board, general meetings or otherwise in connection with the discharge of their duties.  Documentary evidence of expenses incurred should be submitted to the Chair of the Remuneration Committee, for approval.

6.              Induction, Evaluation and Professional Development

Following your appointment as Chair, the Company will provide you with such further induction to the role as may be appropriate.

The performance of individual Directors and the whole Board and its Committees is evaluated annually.  As Chair you will lead this exercise.  The evaluation of your performance as Chair will be led by me.

As a Director you are invited to appropriate educational and/or professional development programmes from time to time.  The Company Secretary will consult each Director annually to ascertain their specific professional development needs.  The Company has also provided you with briefings relevant to your duties as a Director when you joined the Board.

7.              Conflicts of Interests, Independence and Disclosure Obligations

It is accepted and acknowledged that you have business interests other than those of the Company and we have discussed these and agreed that no conflicts of interest currently exist (other than any authorised by the Board).

In the event that you become aware of any future potential conflicts of interest, these should be disclosed to the Company Secretary as soon as apparent and also prior to accepting appointments.  In certain circumstances, you may have to seek agreement from the Nomination & Governance Committee or the Board before accepting further commitments which might give rise to a conflict of interest or a conflict with any of your duties to the Company, or which might impact on the time you are able to devote to your role at the Company.  In particular we would not wish our Directors to serve on the Boards of financial services competitors or for the Chair to take up an executive role or to become Chair of another public company.

The Board of the Company has determined that you were independent at the date of your appointment to the Board on 1 May 2020, according to the provisions of the UK Corporate Governance Code and Hong Kong Listing Rules, supported by your declaration of independence in relation to the Hong Kong Listing Rules, and you were identified as such in the annual report and other documentation.

The Company has an obligation to notify details of other directorships held by its Directors during the past five years to various regulators on an annual basis, together with non-statutory offices held in a professional capacity.  Any changes in your external appointments, including non-statutory offices, should be notified to the Company Secretary on an ongoing basis.  In particular, any changes in your directorships of other quoted companies worldwide need to be notified promptly, preferably the next business day, as the Company is required to announce this to various stock exchanges.

8.                            Wrongdoing

You will immediately report to the Board your own wrongdoing or the wrongdoing or proposed wrongdoing of any employee or Director of which you become aware.

9.                            Termination of Appointment

a.                            Other than as set out in paragraph (b) below, your appointment may be terminated by, and at the discretion of, either party upon twelve months’ written notice.

b.                            Notwithstanding the above paragraph (a), your appointment may be terminated with immediate effect if you:

(i)                           commit a material breach of your obligations under this letter; or

(ii)                        commit any serious or repeated breach or non-observance of your obligations to the Company (which include an obligation not to breach your duties to the Company, whether statutory, fiduciary or common-law); or

(iii)                     are guilty of any fraud or dishonesty or acted in a manner which, in the opinion of the Company acting reasonably, brings or is likely to bring you or the Company into disrepute or is materially adverse to the interests of the Company; or

(iv)                    are convicted of any arrestable criminal offence other than an offence under road traffic legislation in the UK or elsewhere for which a fine or non-custodial penalty is imposed; or

(v)                       are declared bankrupt or have made an arrangement with or for the benefit of your creditors; or

(vi)                    are disqualified from acting as a Director; or

(vii)                 cease to hold applicable regulatory status; or

(viii)              do not comply with relevant Group policies including the Group Code of Conduct, the Anti-Money Laundering and Counter Terrorism Financing Policy, the Group Anti-Bribery and Corruption Policy, the Inside Information Policy and the PDMR Dealing Rules; or

(ix)                    you are not confirmed by the Nomination & Governance Committee to be a suitable candidate for re-election by shareholders; or

(x)                       you are not re-elected as a Director by shareholders; or

(xi)                    you are retired from office under the Company’s Articles of Association.

On termination of your appointment you shall resign from your office as Director and Chair of the Company and of any offices you hold in any of the Company’s Group companies.  Upon termination you will not be entitled to any compensation, other than accrued pro-rata fees, and you shall also cease to be a member of any Committee of the Board.  All records, documents, accounts, letters and papers of every description (including in particular Board and Committee agendas, minutes and papers) within your possession or control relating to the affairs and business of the Group are and will remain the property of the Company, and shall be returned to the Company forthwith on termination.

If matters arise which cause you concern about your role, you should discuss these matters with the Group Chief Executive or myself.  If you have any concerns which cannot be resolved, and you choose to resign for that, or any other reason, you should provide an appropriate written statement to the Group Chief Executive or myself for circulation to the Board.

10.       Confidentiality

During your appointment you will have access to confidential information regarding the business and financial affairs of the Company and those of its subsidiaries, undertakings and affiliates.  You must not, either during your appointment or afterwards, disclose to anyone or otherwise make use of this confidential information, except in the proper performance of your duties or as may be required by law or by any competent regulatory body.  This does not apply, however, to any information already in the public domain.

You acknowledge the need to hold and retain Company information (in whatever format you may receive it) under appropriately secure conditions and in accordance with Company policy.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information.  Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Group Chief Executive or Company Secretary.

11.       Data Protection

By signing this letter, you consent to the Company holding and processing information about you for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the Data Protection Act 2018, incorporating the General Data Protection Regulation) including, as appropriate:

(a)                                information about you that may be relevant to ensuring equality of opportunity and treatment in line with the Company’s equal opportunities policy and in compliance with equal opportunities legislation; and

(b)                                information relating to any criminal proceedings in which you have been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.

You consent to the transfer of such personal information to other offices the Company may have or to a company in the Group or to other third parties, whether or not outside the European Economic Area, for administration purposes and other purposes in connection with your appointment, where it is necessary or desirable for the Company to do so.

You will comply at all times with the Company’s data protection policy, a copy of which will be provided to you.

You will allow Group Security to carry out a security audit of your primary residence to ensure that the Company’s data and property is safeguarded.  The Company may cover the cost of any security equipment that it asks you to install.

12.       Directors’ and Officers’ Protection

The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment.

The Company also provides you with indemnity cover for directors’ and officers’ liability within the limitations imposed by law.  In addition, the Company will provide you with a limited indemnity for certain personal liabilities you may suffer in the course of your appointment, subject again to applicable statutory and other limitations, pursuant to the Company’s constitutional documents or otherwise.

In addition, the Board has resolved to have a discretionary payments policy (subject to regular review), the existence of which Directors (executive and non-executive) and certain employees or members of the Prudential Group may rely on, to protect them from personal liability arising out of the bona fide performance of their duties on behalf of the Group.

13.       Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a Director, and it may be appropriate for you to seek advice from independent advisers at the Company’s expense.  This would normally be arranged through the Company Secretary.  The Company will reimburse the full cost of expenditure incurred in accordance with the policy.  Details of the agreed procedure under which Directors may obtain such independent advice will be provided to you.

14.       Governing Law and Jurisdiction

This letter and any non-contractual obligations arising out of or in connection with it shall be governed by English law. The English courts have exclusive jurisdiction to settle any dispute arising in respect of it.

Yours sincerely

Senior Independent Director

For and on behalf of Prudential plc

Acknowledgement:

1.                  By signing this letter, I agree to its terms.

2.                  I acknowledge that this appointment letter does not constitute a contract of employment.

3.                  I confirm that by having accepted this appointment, I am able to allocate sufficient time to meet the demands of the role.

4.                  I confirm that I am not subject to any restrictions which prevent me from holding office as a Director.

Signed:

Dated: